Exhibit 99.1

Goldcorp Reports Fourth Quarter 2015 Results; Provides Updated Reserves and Resources Estimates and 2016 Guidance

TSX: G NYSE: GG

(All amounts in $US unless stated otherwise)

VANCOUVER, Feb. 25, 2016 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) today reported fourth quarter and full year 2015 results.  Driven by two new mines in operation adjusted operating cash flow1,2 increased to $1.44 billion or $1.73 per share2,  compared to $1.39 billion or $1.71 per share for the year ended December 31, 2014.  Free cash flow3 increased to $335 million for the year compared to negative free cash flow of $1.0 billion for the year ended December 31, 2014.

In the fourth quarter of 2015, adjusted operating cash flow was $339 million, or $0.41 per share, compared to $337 million, or $0.41 per share, for the fourth quarter of 2014.  Adjusted operating cash flow for the quarter was impacted by both lower gold prices and negative copper margins at Alumbrera.  However, free cash flow increased to $239 million compared to negative free cash flow of $241 million for the fourth quarter of 2014, due to a declining capital expenditure profile as all major mine construction is now complete.

For the full year 2015, the Company recorded a net loss of $4.2 billion, or $5.03 per share.  During the fourth quarter of 2015, the Company recorded a net loss of $4.3 billion, or $5.14 per share.  The fourth quarter loss included an impairment charge of $3.9 billion, net of tax, or $4.69 per share, and losses on foreign exchange translation of tax assets and liabilities and other of $247 million4, or $0.30 per share.  In addition, the Company recorded a reduction in the carrying value of the Los Filos heap leach inventory and Peñasquito low-grade stockpile of $104 million, net of tax, or $0.12 per share, and an equity loss from Alumbrera of $37 million, or $0.04 per share.  The impairment calculations included a long term gold price assumption of $1,100 per ounce.

Highlights

•	Achieved guidance resulting in strong free cash flow. Record 2015 production of 3.46 million ounces and all-in sustaining costs[1,5] of $852 per ounce (excluding inventory impairments), ($894 per ounce including inventory impairments) achieved guidance; strong operating results led to 2015 free cash flow of $335 million.
•	Continued focus on increasing quality of reserves with higher grade, higher margin ounces. Proven and probable gold reserves decreased by 18% to approximately 41 million ounces but reflect a 13% increase in average reserve grade to 1.06g/t. Reserves were calculated using a long-term gold price of $1,100 per ounce and conservative foreign exchange rate assumptions (see mineral reserve and resource table included below for additional information). An increase of $100 in the gold price would result in gold reserves increasing by approximately 2 million ounces. The decrease in reserves were driven by 5.3 million ounces of low margin reserves being reclassified to resource at Los Filos and 1.8 million ounces at the new Project Corridor venture being replaced by an increase in copper reserves. Goldcorp's overall gold equivalent reserves increased by over 2% to 85.6 million ounces.
•	Stable three year production and cost forecast reflecting focus on cash margins rather than ounces. Excluding organic growth projects, annual gold production guidance for the years 2016 to 2018 inclusive of between 2.8 million and 3.1 million ounces at total cash costs on a by-product basis[1,6] of between $500 and $575 per ounce and all-in sustaining costs of between $850 and $925 per ounce.
•	Robust internal pipeline of potential production growth over next five years. Brownfield expansion opportunities at Peñasquito, Musselwhite, Red Lake and Porcupine provide the potential for low capital intensity, low-risk and high rate of return growth over the next five years.
•	Declining capital expenditure profile and focused exploration program balance free cash flow generation with investment in replacing reserves. A planned decrease in capital expenditures reflects the completion of major construction and transition into lower capital intensity organic projects. The budgeted $135 million exploration program will be largely targeted on expanding and upgrading the measured and indicated gold resource of 38 million ounces and the inferred gold resource of 18 million ounces at existing mines.
•	Quarterly dividend of $0.02 per share commencing April 1, 2016. This lower, sustainable dividend level provides shareholders a competitive yield while allowing Goldcorp to continue to strengthen its industry-leading balance sheet and invest in its growth projects. Quarterly dividends will be paid on June 24, September 23, and December 23, 2016.

"Goldcorp achieved 2015 production and all-in sustaining cost guidance while bringing two large new gold mines into production," said Chuck Jeannes, Goldcorp President and Chief Executive Officer.  "In a year marked by continued metal price volatility, we achieved three successive quarters of free cash flow generation due to a continued focus on lower costs and higher margins. Cost–reduction efforts continued throughout the Company, which included workforce reductions at corporate and regional offices and at certain mine sites, capital reductions and productivity enhancements at all mine sites.  These efforts drove strong cash generation, leaving Goldcorp with liquidity7 of $3.5 billion at year-end, compared to $1.9 billion a year ago.  While we are encouraged by the recent upturn in gold prices, the impairments taken reflect the valuation of our assets at conservative assumed lower metals prices over a longer time horizon.  The backbone of our portfolio remains well-positioned for future success.

"In spite of a conservative long-term gold price assumption, our reserves were collectively unchanged at our Peñasquito, Cerro Negro, Pueblo Viejo, Éléonore, Red Lake and Musselwhite mines.  Goldcorp is positioned to provide stable, long-term exposure to the price of gold, as illustrated by three-year guidance of roughly three million ounces per year at low all-in sustaining costs.  Our next-generation growth projects, including Peñasquito's Pyrite Leach and the nearby Camino Rojo oxide projects, the materials handling expansion at Musselwhite, HG Young and Cochenour at Red Lake and Borden near Porcupine, all provide potential upside to this production profile at relatively low capital and political risk.  Coupled with our peer-best balance sheet, Goldcorp is well-positioned for sustained success.  My successor David Garofalo is the right person to lead Goldcorp through this next phase of both harvesting cash from our past investments and growing future cash flow from these low-capital intensity projects.  The leadership transition continues to be seamless and is ahead of schedule.  David's formal appointment as President and Chief Executive Officer will now be effective on February 29, 2016."

Financial Review – Key Metrics

(millions except where noted)	Three months ended December 31		Year ended December 31
	2015	2014	2015	2014
Gold sales (ozs)	918,100	707,900	3,591,200	2,672,800
Gold production (ozs)	909,400	890,900	3,464,400	2,871,200
Adjusted operating cash flow	$339	$337	$1,437	$1,393
Adjusted operating cash flow per share	$0.41	$0.41	$1.73	$1.71
Free cash flow before dividends	$239	($241)	$335	($1,003)
(millions except where noted)	Three months ended December 31		Year ended December 31
Net loss	($4,271)	($2,396)	($4,157)	($2,159)
Net loss per share	($5.14)	($2.94)	($5.03)	($2.66)
All-in sustaining costs (per ounce)	$977	$1,035	$894	$949
All-in sustaining costs (per ounce) excluding inventory impairments*	$867	$992	$852	$922
By-product cash costs (per ounce)[6]	$687	$589	$605	$542

*Inventory impairments include Los Filos and Peñasquito

During 2015, Goldcorp added $1.6 billion to its liquidity to end the year with $3.5 billion of cash and available credit lines.  The Company's share of free cash flows was $335 million while $370 million was paid out as dividends to shareholders.  In addition, $890 million was added through the sale of non-core assets and a further $1 billion was added to liquidity through an increase in the Company's available credit facility. Goldcorp's available credit lines remained fully undrawn at the end of the year.

Project Pipeline Provides Potential Gold Production Growth

Peñasquito District:

The feasibility study for the Metallurgical Enhancement Process ("MEP") which consists of the Concentrate Enrichment Process ("CEP") and Pyrite Leach Plant ("PLP"), was completed during the fourth quarter.  The results determined that the CEP component of the MEP no longer met the Company's required rates of return due to improved fundamentals in the concentrate smelting market.  The PLP continues to demonstrate strong potential to recover gold and silver currently going to tailings.  An investment decision on PLP is expected by mid-2016, which if approved, is expected to be in production by the end of 2018.

At Camino Rojo (100%-owned), located approximately 50 kilometres from Peñasquito, an ongoing pre-feasibility study is evaluating Camino Rojo as a supplemental source of feed to the existing Peñasquito facility.  Updating of the geologic model continued during the fourth quarter of 2015.  Metallurgical testing is ongoing.  The pre-feasibility study is expected to be completed in the fourth quarter of 2016.

Musselwhite Materials Handling:

A feasibility study is underway to invest capital in an underground Materials Handling System that would enable hoisting of ore through an underground winze and associated new infrastructure.  This would result in reduced reliance on high-cost truck haulage by shortening the underground hauling distance, leading to improved energy efficiency, reduced mining costs, enhanced production profile and longer mine life.  The Materials Handling System feasibility study is expected to be completed by mid-2016.

Borden:

The 2015 acquisition of the Borden project (100%-owned), located 160 kilometres west of Porcupine, has the potential to further enhance the long-term economics of Porcupine.  A pre-feasibility study is underway to determine the optimization of a combined Borden-Porcupine operation and is expected to be completed during the first quarter of 2017.  An advance exploration permit is expected to be received by late 2016.  The permit would allow for the construction of a ramp into the deposit and the extraction of a 30,000 tonne bulk sample and provide an underground platform for exploration drilling of a deposit that still remains open at depth and laterally.

Red Lake:

Systematic exploration and evaluation of the HG Young deposit (100%-owned), a high-grade exploration discovery near the Red Lake operation is underway with a concept study that is expected in the fourth quarter of 2016.  Assuming a positive business case from the concept study, a pre-feasibility study would commence in the first half of 2017.

At Cochenour (100%-owned), the focus during 2015 was on drilling and development to increase the level of confidence in the interpretation of the deposit.  Initial development in 2015 has shown deviations of the geology and structures from the initial interpretation.  As a result, Cochenour has been removed from future production guidance in the next three years and is reentering the advanced exploration phase.

OPERATIONS REVIEW AND 2016 GUIDANCE

Peñasquito (100%-owned)

At Peñasquito in Mexico, fourth quarter gold production totaled 169,900 ounces at an all-in sustaining cost of $687 per ounce.  Production decreased over the prior quarter as planned as a result of lower gold grades and recoveries.  Mill throughput in 2015 averaged 106,500 tonnes per day.  Gold production for 2015 was a record 860,300 ounces at an all-in sustaining cost of $544 per ounce.

As detailed in the life-of-mine plan, 2016 production at Peñasquito will decrease versus 2015 as a result of mining in a lower-grade portion of the pit.  Full-year 2016 gold production is expected to be between 520,000 and 580,000 ounces.  On a gold equivalent basis8, production is expected to total between 1.3 million and 1.45 million ounces.  Consistent with the life-of-mine plan, gold grades are expected to moderate over the next three years and increase again in 2019 as mining reaches the deeper portion of Phase 6 of the Penasco Pit.  Construction of the Northern Well Field ("NWF") project resumed during the fourth quarter of 2015 following prior suspension of construction as a result of an illegal blockade by a local community.  The NWF project is expected to be completed in late-2016.  Contingency plans remain in place to ensure water supply to the mine continues unimpeded until the NWF is fully operational.

Cerro Negro (100%-owned)

Following the declaration of commercial production on January 1, 2015, Cerro Negro in Argentina successfully ramped up throughout the year with steady improvements in both plant performance, and in the availability of stoping areas at both the Eureka and Mariana Central operations.  In addition, process plant recoveries were further optimized and have exceeded feasibility expectations for both gold and silver.  Fourth-quarter gold production totaled 147,800 ounces at an all-in sustaining cost of $872 per ounce.  Production increased over the prior quarter as a result of increasing grades.  Gold production for 2015 totaled 507,400 ounces at an all-in sustaining cost of $769 per ounce.  Full year 2016 gold production is expected to be between 475,000 and 525,000 ounces.

Pueblo Viejo (40%-owned)

At the Pueblo Viejo joint venture in the Dominican Republic, gold production for the fourth quarter totaled 89,500 ounces (on a 40% basis) at an all-in sustaining cost of $608 per ounce.  Production decreased over the prior quarter primarily due to lower tonnes processed.  The lower tonnage resulted from the failure of two of three motors from the oxygen plant main air compressors in late November.  The plant provides the oxygen required for the autoclave processing facility that treats Pueblo Viejo's refractory ore.  The plant was returned to full capacity in early January.  Temporary compressors continue to be utilized while repairs to the electric motors are completed and a spare motor is at site.  Maintenance activities that were previously scheduled for January were completed in the fourth quarter to optimize the processing downtime.  For 2015, gold production totaled 381,700 ounces at an all-in sustaining cost of $607 per ounce.  Gold production for 2016 is expected to be between 400,000 and 440,000 ounces (on a 40% basis).

Red Lake (100%-owned)

At Red Lake in Ontario, increased throughput in the fourth quarter contributed to a 29% production increase over the prior quarter, to 99,900 ounces at an all-in sustaining cost of $959 per ounce.  Higher tonnage was provided by the ramp-up of mechanized mining in the Upper Red Lake and R zones, combined with operational improvement initiatives including acceleration of development, transition to long-hole mining and tele-remote mucking. For 2015, gold production totaled 375,700 ounces at an all-in sustaining cost of $906 per ounce.  The focus at Red Lake in 2016 is on asset optimization and cost reduction efforts. Continued transition to mechanized mining, bulk mining and material movement automation is expected to result in lower grades and lower mining costs.  In January 2016, the Company announced an 8% reduction in staff at Red Lake as part of asset rationalization efforts.  Production for 2016 is expected to be between 300,000 and 330,000 ounces.

Éléonore (100%-owned)

Éléonore declared commercial production on April 1, 2015.  Following the resolution of initial mill throughput issues, the processing plant achieved average throughput of 5,700 tonnes per day over the last six months of 2015 and validated nameplate design capacity of 7,000 tonnes per day on several days during the fourth quarter.  Éléonore's fourth quarter 2015 gold production totaled 105,100 ounces at an all-in sustaining cost of $761 per ounce.  Production increased over the prior quarter as a result of increasing gold grades as mining moved further into higher-grade horizons.  For 2015, gold production totaled 268,100 ounces at an all-in sustaining cost of $1,007 per ounce.  Looking ahead to 2016, a conservative ramp-up schedule at Éléonore is expected to lead to gold production of between 250,000 and 280,000 ounces.  Mine throughput is expected to average 4,900 tonnes per day from four production horizons following the depletion of the pre-production stockpile at the end of 2015.  The focus in 2016 is on increasing underground mining rates, mill throughput and improved dilution through adjustment of stope design.  The production shaft is expected to be operational by the end of 2016, eliminating the need to truck or hoist ore through the exploration shaft.  Gold recoveries are also expected to increase following successful lab and plant work on isolated reactive sulphide ore.  Full ramp-up to 7,000 tonnes per day remains on track for the first half of 2018.

Porcupine (100%-owned)

At Porcupine in Ontario, increased production versus the prior quarter was driven by higher grade, primarily due to increased tonnage of higher-grade underground and Hollinger ore feeds displacing lower-grade stockpile feeds.  Fourth quarter gold production totaled 74,900 ounces at an all-in sustaining cost of $1,031 per ounce.  For 2015, gold production totaled 274,300 ounces at an all-in sustaining cost of $1,078 per ounce.  Completion of the Hoyle Pond Deep project, anticipated during the first quarter of 2016 is expected to result in significant efficiency and productivity improvements in the movement of materials and people at the Hoyle Pond underground operation.

The focus at Porcupine in 2016 is on asset optimization and cost reduction efforts.  Current market conditions and operational challenges associated with aging infrastructure has led to the permanent closure of the Dome underground mine effective in mid-2016.  Mining operations at the Hollinger open pit, Hoyle Pond underground mine and processing plant will be optimized in order to sustain lower-cost, profitable production.  With the closing of the Dome underground and depletion of the low-grade stockpiles in the third quarter of 2016, production at Porcupine is expected to decrease to between 250,000 and 275,000 ounces for 2016.

Musselwhite (100%-owned)

At Musselwhite in Ontario, fourth quarter production totaled 81,200 gold ounces at an all-in sustaining cost of $699 per ounce.  Gold production increased over the prior quarter as a result of increased grades.  The team at site continued to drive down costs through efficiency and productivity enhancements which resulted in a record low all-in sustaining cost of $766 per ounce for 2015 on gold production of 270,300 ounces.  Gold production for 2016 is expected to be between 240,000 and 260,000 ounces.

Los Filos (100% owned)

Gold production at Los Filos during the fourth quarter was 74,400 ounces at an all-in sustaining cost of $2,131 per ounce.  Production increased over the prior quarter as a result of higher ore processed.  Excluding the impact of the heap leach ore carrying value reduction all-in sustaining costs were $937 per ounce.  In 2015, gold production totaled 272,900 ounces at an all-in sustaining cost of $1,488 per ounce.  During 2015, Los Filos commenced a study to perform a detailed assessment of its operating options, including the update of the block model with additional drill data.  The study was completed in the fourth quarter of 2015 and the findings were incorporated into an updated Los Filos life of mine plan. As a result of these findings and the change in long-term metal price assumptions, recoverable ounces and the associated future after-tax cash flows decreased which resulted in a reduction of the estimated recoverable value of Los Filos and a shortened mine life.

GOLDCORP 2016 GUIDANCE

Consistent with Goldcorp's focus on profitable ounces in a volatile price environment, forecast 2016 gold production is expected at between 2.8 million and 3.1 million ounces.   Silver production for 2016 is forecast at between 37 million and 40 million ounces (including approximately 22 million to 24 million ounces at Peñasquito), which would maintain Goldcorp's position as one of the largest silver producers in the world.  Zinc production is expected to be between 375 million and 400 million pounds and lead production is forecast at between 145 million and 155 million pounds.  Copper production is forecast at between 65 and 70 million pounds.  On a gold equivalent basis3, Company-wide 2016 production is expected to total between 4.0 million and 4.4 million ounces compared to 4.6 million ounces in 2015.

Mine-by-mine actual 2015 gold production and forecast 2016 gold production ranges are as follows:

Mine	2015 Production	2016 Forecast
Peñasquito	860,300	520,000 – 580,000
Cerro Negro	507,400	475,000 – 525,000
Pueblo Viejo (40%)	381,700	400,000 – 440,000
Red Lake	375,700	300,000 – 330,000
Éléonore	268,100	250,000 – 280,000
Porcupine	274,300	250,000 – 275,000
Mine	2015 Production	2016 Forecast
Musselwhite	270,300	240,000 – 260,000
Other	526,600	380,000 – 440,000
Total	3,464,400	2,800,000 – 3,100,000

Financial Guidance

Total cash costs on a by-product basis are expected to be between $500 and $575 per ounce while all-in sustaining costs are projected to be between $850 and $925 per ounce of gold.  Sustaining capital expenditures are forecast to average between $700 and $800 million per annum for 2016 to 2018, inclusive. Both the potential production improvements and the associated capital expenditures for our internal growth projects have been excluded from our guidance.  As these projects are defined technically and economically and capital committed, they will be included in future production and capital expenditure projections.  The Company has budgeted approximately an additional $100 million in 2016 to bring these projects through their various study phases.

Company-wide exploration expenditures in 2016 are expected to total approximately $135 million, of which approximately 50% is expected to be expensed.  Goldcorp's primary focus will remain on the replacement of reserves mined throughout the year and on extending existing targets at each of its mines and projects.  Corporate administration expense is forecast at $150 million which excludes stock-based compensation expense.  Depreciation, depletion, and amortization expense is expected to be between $390 and $420 per ounce.  The effective tax rate on net income before share-based compensation is expected to be approximately 40% to 45% in 2016.

Three-Year Forecast

Year-by-year gold production are forecast as follows:

Year	Forecast Gold Production
2016	2.8 million to 3.1 million ounces
2017	2.8 million to 3.1 million ounces
2018	2.8 million to 3.1 million ounces

Average all-in sustaining cash costs are forecast at $850 and $925 per ounce in each year of the three-year period, positioning the Company for improved margins and free cash flow.

Price and foreign exchange rate assumptions used to forecast total cash costs and gold equivalent calculation include:

	2016	2017	2018
Gold (oz)	$1,100	$1,100	$1,100
Silver (oz)	$15.00	$15.00	$16.50
Copper (lb)	$2.53	$2.61	$2.75
Zinc (lb)	$0.80	$0.95	$0.95
Lead (lb)	$0.80	$0.85	$0.90
Foreign exchange (respectively to the US$)
- Canadian dollar	$1.30	1.30	$1.20
- Mexican peso	16.00	16.00	14.50

2015 RESERVES AND RESOURCES

Goldcorp also announced today proven and probable gold mineral reserves of 40.7 million ounces.  Proven and probable silver mineral reserves totaled 704.6 million ounces, representing one of the largest silver reserves in the industry.  The Company was able to more than replace gold depleted through production in spite of the conservative gold price assumption.  The 8.9 million ounce overall decrease in gold mineral reserves was primarily driven by a 5.3 million ounce decrease in gold mineral reserves at Los Filos as low margin ounces were reclassified to resource and the removal of 1.8 million ounces following the Project Corridor transaction, which in turn resulted in a significant increase in copper reserves.  As a result, Goldcorp's overall gold equivalent reserves increased by over 2% to 85.6 million ounces.  In addition, gold reserves at  Peñasquito, Cerro Negro, Pueblo Viejo, Éléonore, Red Lake and Musselwhite mines were collectively unchanged at approximately 30 million ounces as the exploration program fully replaced gold produced in the year, in spite of a decrease in the long-term gold price assumption to $1,100 per ounce. An increase of $100 in the gold price would result in gold reserves increasing by approximately 2 million ounces.

Total measured and indicated gold mineral resources for the Company increased by 1.63 million ounces to 37.8 million ounces.  In addition, the Company has inferred gold resources of 18 million ounces.

For additional information on the 2015 and 2014 mineral reserves and mineral resources ("MRMR") refer to the MRMR tables set forth below and available at www.goldcorp.com.

The following summary accounts for the changes in proven and probable gold mineral reserve ounces year over year:

Proven and probable reserves as of January 1, 2015	49.6 moz
Mined ounces depleted during 2015	(4.5 moz)
Changes from business transactions[1]	(2.0 moz)
Net discovered ounces and converted resources during 2015	5.9 moz
Net changes due to economics and engineering design	(8.3 moz)
Proven and probable reserves as of December 31, 2015	40.7 moz[2]
[1]	Business transactions include the disposition of Dee and Project Corridor; while gold reserve ounces decreased as a result of the Project Corridor transaction, copper reserves increased, with Goldcorp's overall gold equivalent ounces increasing by 2%

Focused $135 Million Exploration Investment

Goldcorp's 2016 exploration program has been developed to add gold reserves efficiently while advancing the highest priority targets throughout the portfolio. Drilling will test significant extensions of deposits at Éléonore, Musselwhite and Borden.  At Red Lake, testing of the fault offset of the High Grade Zone will continue, as will the underground development of the HG Young deposit for confirmation of structure trends.  At Cochenour, infill drilling of the highest-quality ore shoots and targets is expected to contribute to ongoing geologic reinterpretation of the deposit. At Cerro Negro, drilling will focus on resource conversion and on extending newly-discovered high-grade ore shoots in the Marianas zones.  Despite limited remaining mine life, Marlin remains a high-value exploration focus, with 2016 efforts concentrated on extending the high-grade Susie and West Vero veins, both of which remain open.  Regional exploration efforts in the Peñasquito district will include the completion of initial drilling at the intrusive-related Santa Rosa target.  A key priority at Los Filos is on improving the economics of future pit phases through the upgrading of the resource grade near the surface at the south end of the Bermejal pit.  Work also continues on advancing high-potential early stage targets in Mexico to a discovery stage.

Reserves Highlights:

At Cerro Negro, proven and probable gold mineral reserves declined 11.5% to 4.66 million ounces while the measured and indicated gold mineral resource at Cerro Negro increased by 97%.  The 2015 drilling program was successful in expanding reserves and resources at the Marianas vein complex, particularly at the newly discovered Emilia Vein.  The 2016 drilling program will focus on conversion of Cerro Negro's growing gold resource and on expansion of two newly-discovered ore shoots within the Marianas vein complex.

At Éléonore, a successful 2015 drilling program targeting the conversion of resources to reserves in the centre and southern portion of the deposit contributed to a 7.7% increase in proven and probable gold mineral reserves to 5.35 million ounces and extended the deposit at depth, which remains open including the core area.  Positive results from drilling in the 494 zone (Northern portion) continue to improve the confidence level regarding the size and the importance of this structure.  Drilling in 2016 will continue to target the 494 zone for reserve replacement and test the deep projection of the centre and southern ore bodies and the 494 zone.

Red Lake 2015 proven and probable gold mineral reserves totaled 2.08 million ounces compared to 2.06 million ounces at the end of 2014.  Ounces mined through production were replaced as a result of cost improvement and exploration success.  During 2015, exploration drilling continued on the HGZ, NXT Zone, R Zone, Footwall Zone and the PLM Zone where results have contributed to overall reserve replacement.  An extensive diamond drill program took place on the HG Young discovery throughout the year resulting in an initial high-grade resource that included an indicated resource of 116,000 ounces (205,000 tonnes @ 19.08g/t) and an inferred resource of 517,000 ounces (787,000 tonnes @ 20.44g/t).  Exploration in 2016 will continue to focus on the high-grade HG Young deposit.  A key priority is the evaluation of underground development options to better assess the continuity of the mineralization at depth.  Exploration will also continue in the HGZ at depth and on further testing of High Grade Zone deep offsets.

At Cochenour, inferred gold mineral resources declined 37% to 2.19 million ounces, reflecting the re-interpretation of geology and orientation of the deposit as well as application of a higher cut-off grade to account for more selective mining methods.  The primary target of 2016 exploration is gaining comfort in the Upper Main zone primary shoot through tight spaced drilling, ramping and development.  A new program of drilling, sampling and test mining is expected to be designed by the middle of 2016.

Musselwhite 2015 proven and probable gold mineral reserves totaled 1.72 million ounces compared to 1.66 million ounces at the end of 2014.  Successful exploration efforts led to reserve growth in the PQ Deeps and Upper Lynx areas.  A key target of 2016 exploration efforts will be extending the West Limb, where six mineralized horizons have been established.  Exploration in 2016 will also follow-up on the Upper Lynx zone where two mineral horizons are both open to the north for further expansion.

At Peñasquito, proven and probable gold mineral reserves declined 3.5% to 10.17 million ounces.  The decrease was primarily a result of mining depletion, partially offset by positive remodeling of the deposit with adjustments incorporating new drill data.  The exploration program during 2016 will focus on regional targets Melchor Ocampo, Santa Rosa as well as Camino Rojo.

Porcupine 2015 proven and probable gold mineral reserves totaled 2.13 million ounces compared to 2.98 million ounces at the end of 2014.  The decrease was driven by the closure of the Dome underground mine and updated mine plans for the Pamour and Hollinger pits.  A key target of 2016 drilling is on the extensions of the S vein and of the newly-discovered XMS Vein near the 1600-meter level at Hoyle Pond.

At Borden, an initial probable gold mineral reserve was declared totaling 860,000 ounces from the conversion of resources as a result of in-fill drilling.  Exploration activity late in the year transitioned to step out drill testing for plunge extensions and parallel structures.  During 2016, the focus will be on step-out drilling of high-grade areas and testing regional targets.

At Los Filos, proven and probable gold mineral reserves declined 78% to 1.46 million ounces as a result of some of the future pushbacks at Los Filos and Bermejal pits no longer being economic at an $1,100 per ounce gold price.  These mineral reserves were re-classified to measured and indicated mineral resources which increased by 5.52 million ounces to 9.65 million ounces. Further ongoing cost optimization and conversion of inferred mineral resources from planned exploration could improve the economics of these pushbacks and extend mine life.  A focus in 2016 will be on follow-up of near-surface ore-grade assays in the Bermejal pit.

Reserves and Resources Tables

GOLDCORP INC GOLD AND SILVER RESERVES AND RESOURCES SUMMARY TABLE
As of December 31, 2015				As of December 31, 2014
Reserves	Contained Gold (Moz)	Contained Silver (Moz)		Contained Gold (Moz)	Contained Silver (Moz)
Proven	19.4	478.5		18.7	440.5
Probable	21.3	226.1		30.9	348.1
Proven & Probable	40.7	704.6		49.6	788.5

Resources
Measured	6.7	126.8		6.0	136.1
Indicated	31.1	351.5		30.2	474.0
Measured & Indicated	37.8	478.3		36.2	610.1
Inferred	18.4	68.0		24.0	85.7
GOLDCORP INC PROVEN AND PROBABLE RESERVES (1)(4)(5) Based on attributable ounces
GOLD		As of December 31
		2015			2014
		Mt	Au g/t	Moz	Moz
Peñasquito Mill	Mexico	586.68	0.52	9.87	9.70
Pueblo Viejo (40.0%)	Dominican Republic	62.58	2.97	5.97	6.21
Éléonore	Canada	28.32	5.87	5.35	4.97
Cerro Negro	Argentina	15.02	9.64	4.66	5.26
El Morro (50.0%)	Chile	299.53	0.46	4.46	6.24
Porcupine	Canada	43.82	1.51	2.13	2.98
Red Lake	Canada	7.10	9.10	2.08	2.06
Musselwhite	Canada	7.88	6.80	1.72	1.66
Camino Rojo	Mexico	66.13	0.76	1.62	1.85
Los Filos	Mexico	40.50	1.12	1.46	6.77
Borden	Canada	4.17	6.38	0.86	-
Peñasquito Heap Leach	Mexico	21.78	0.43	0.30	0.85
Marlin	Guatemala	0.81	5.07	0.13	0.31
Alumbrera (37.5%)	Argentina	10.95	0.35	0.12	0.55
Dee (40.0%)	United States	-	-	-	0.16
TOTAL GOLD		1,195.27	1.06	40.73	49.58
SILVER		Mt	Ag g/t	Moz	Moz
Peñasquito Mill	Mexico	586.68	30.04	566.55	529.65
Pueblo Viejo (40.0%)	Dominican Republic	62.58	17.94	36.10	38.89
Cerro Negro	Argentina	15.02	74.69	36.07	43.63
Camino Rojo	Mexico	66.13	15.22	32.37	37.49
Peñasquito Heap Leach	Mexico	21.78	22.00	15.41	81.52
Los Filos	Mexico	40.50	8.10	10.55	41.11
Marlin	Guatemala	0.81	290.21	7.54	16.00
Dee (40.0%)	United States	-	-	-	0.24
TOTAL SILVER		793.50	27.62	704.59	788.53
COPPER		Mt	% Cu	Mlbs	Mlbs
Relincho (50.0%)	Chile	619.57	0.37	5,087	-
El Morro (50.0%)	Chile	299.53	0.49	3,251	4,552 (70.0%)
Pueblo Viejo (40.0%)	Dominican Republic	62.58	0.09	130	142
Alumbrera (37.5%)	Argentina	10.95	0.34	83	406
TOTAL COPPER		992.63	0.39	8,552	5,100
LEAD		Mt	% Pb	Mlbs	Mlbs
Peñasquito Mill	Mexico	586.68	0.29	3,701.26	3,757
TOTAL LEAD		586.68	0.29	3,701.26	3,757
ZINC		Mt	% Zn	Mlbs	Mlbs
Peñasquito Mill	Mexico	586.68	0.69	8,885.91	9,081
TOTAL ZINC		586.68	0.69	8,885.91	9,081
MOLYBDENUM		Mt	% Mo	Mlbs	Mlbs
Relincho (50.0%)	Chile	619.57	0.017	238.90	-
TOTAL MOLYBDENUM		619.57	0.017	238.90	-

GOLDCORP INC MEASURED AND INDICATED RESOURCES (1)(2)(3)(4)(6)
Based on attributable ounces
GOLD		As of December 31
		2015			2014
		Mt	Au g/t	Moz	Moz
Los Filos	Mexico	357.88	0.84	9.65	4.13
Camino Rojo	Mexico	234.24	1.00	7.53	6.20
Pueblo Viejo (40.0%)	Dominican Republic	65.25	2.46	5.15	4.20
Porcupine	Canada	103.00	1.39	4.59	7.61
Red Lake	Canada	3.71	19.02	2.27	2.34
Peñasquito Mill	Mexico	245.33	0.28	2.20	4.50
Cerro Negro	Argentina	6.88	5.78	1.28	0.65
Cerro Blanco	Guatemala	2.05	12.69	0.84	1.27
Éléonore	Canada	4.58	5.49	0.81	1.06
Alumbrera (37.5%)	Argentina	69.30	0.35	0.78	-
Noche Buena	Mexico	52.88	0.37	0.63	0.96
El Morro (50.0%)	Chile	46.18	0.41	0.61	0.85 (70%)
Borden	Canada	2.61	5.81	0.49	-
Musselwhite	Canada	1.83	6.00	0.35	0.18
San Nicolas (21.0%)	Mexico	19.26	0.46	0.28	0.28
Peñasquito Heap Leach	Mexico	47.54	0.17	0.26	0.77
Marlin	Guatemala	0.49	4.26	0.07	0.09
Dee (40.0%)	United States				0.86
El Sauzal	Mexico				0.21
TOTAL GOLD		1,263.01	0.93	37.78	36.15
SILVER		Mt	Ag g/t	Moz	Moz
Peñasquito Mill	Mexico	245.33	26.90	212.15	369.57
Los Filos	Mexico	357.88	7.62	87.63	30.91
Camino Rojo	Mexico	234.24	8.86	66.70	52.46
Pueblo Viejo (40.0%)	Dominican Republic	65.25	14.19	29.77	24.45
Peñasquito Heap Leach	Mexico	47.54	19.26	29.45	64.45
Noche Buena	Mexico	52.88	12.47	21.19	32.44
San Nicolas (21.0%)	Mexico	19.26	26.70	16.53	16.53
Cerro Negro	Argentina	6.88	41.14	9.09	5.59
Marlin	Guatemala	0.49	198.96	3.12	3.47
Cerro Blanco	Guatemala	2.05	40.13	2.64	5.83
Dee (40.0%)	United States				4.39
TOTAL SILVER		1,031.79	14.42	478.28	610.11
COPPER		Mt	% Cu	Mlbs	Mlbs
Relincho (50.0%)	Chile	198.50	0.32	1,421	-
San Nicolas (21.0%)	Mexico	19.26	1.24	527	527
El Morro (50.0%)	Chile	46.18	0.42	427	597 (70%)
Alumbrera	Argentina	69.30	0.22	340	-
Pueblo Viejo (40.0%)	Dominican Republic	65.25	0.08	119	93
TOTAL COPPER		398.49	0.32	2,834	1,216
LEAD		Mt	% Pb	Mlbs	Mlbs
Peñasquito Mill	Mexico	245.33	0.24	1,296.55	2,395
Camino Rojo	Mexico	215.85	0.06	276.59	388
TOTAL LEAD		461.18	0.15	1,573.14	2,784
ZINC		Mt	% Zn	Mlbs	Mlbs
Peñasquito Mill	Mexico	245.33	0.59	3,175	5,379
Camino Rojo	Mexico	215.85	0.19	914	1,224
San Nicolas (21.0%)	Mexico	19.26	1.68	713	713
TOTAL ZINC		480.44	0.45	4,802	7,316
MOLYBDENUM		Mt	% Mo	Mlbs	Mlbs
Relincho (50.0%)	Chile	198.50	0.011	48.25	-
TOTAL MOLYBDENUM		198.50	0.011	48.25	-
GOLDCORP INC INFERRED RESOURCES (1)(2)(3)(4)(6) Based on attributable ounces
GOLD		As of December 31
		2015			2014
		Mt	Au g/t	Moz	Moz
Los Filos	Mexico	141.04	0.80	3.62	4.64
El Morro (50.0%)	Chile	339.03	0.30	3.23	4.52 (70%)
Éléonore	Canada	9.97	7.11	2.28	2.80
Red Lake	Canada	3.45	19.86	2.20	1.89
Cochenour	Canada	4.16	16.36	2.19	3.45
Porcupine	Canada	13.85	3.69	1.64	1.56
Musselwhite	Canada	5.93	5.82	1.11	1.27
Cerro Negro	Argentina	2.17	7.19	0.50	0.32
Camino Rojo	Mexico	17.38	0.84	0.47	2.17
Borden	Canada	2.09	5.49	0.37	-
Alumbrera (37.5%)	Argentina	22.50	0.33	0.24	-
Cerro Blanco	Guatemala	0.75	9.34	0.23	0.67
Peñasquito Mill	Mexico	19.49	0.30	0.19	0.08
Pueblo Viejo (40.0%)	Dominican Republic	1.56	1.96	0.10	0.11
Noche Buena	Mexico	4.30	0.22	0.03	0.24
San Nicolas (21.0%)	Mexico	2.28	0.26	0.02	0.02
Peñasquito Heap Leach	Mexico	0.57	0.31	0.01	0.15
Marlin	Guatemala	0.06	5.93	0.01	0.02
Dee (40.0%)	United States				0.08
TOTAL GOLD		590.55	0.97	18.42	23.97
SILVER		Mt	Ag g/t	Moz	Moz
Los Filos	Mexico	141.04	9.18	41.64	35.67
Peñasquito Mill	Mexico	19.49	20.64	12.93	10.93
Camino Rojo	Mexico	17.38	9.41	5.26	12.28
Cerro Negro	Argentina	2.17	44.68	3.11	1.86
San Nicolas (21.0%)	Mexico	2.28	17.40	1.27	1.27
Noche Buena	Mexico	4.30	8.80	1.22	7.91
Cerro Blanco	Guatemala	0.75	43.61	1.06	2.59
Pueblo Viejo (40.0%)	Dominican Republic	1.56	13.93	0.70	0.91
Marlin	Guatemala	0.06	268.27	0.54	1.08
Peñasquito Heap Leach	Mexico	0.57	15.49	0.28	10.78
Dee (40.0%)	United States	-	-	-	0.43
TOTAL SILVER		189.58	11.16	68.01	85.70
COPPER		Mt	% Cu	Mlbs	Mlbs
El Morro (50.0%)	Chile	339.03	0.35	2,595	3,663 (70.0%)
Relincho (50.0%)	Chile	305.41	0.38	2,550	-
Alumbrera (37.50%)	Argentina	22.50	0.14	70	-
San Nicolas (21.0%)	Mexico	2.28	1.24	62.25	62
Pueblo Viejo (40.0%)	Dominican Republic	1.56	0.04	1.43	1
TOTAL COPPER		670.78	0.36	5,278.54	3,696
LEAD		Mt	% Pb	Mlbs	Mlbs
Peñasquito Mill	Mexico	19.49	0.25	107.28	93
Camino Rojo	Mexico	17.38	0.04	15.72	51
TOTAL LEAD		36.86	0.15	123.00	143
ZINC		Mt	% Zn	Mlbs	Mlbs
Peñasquito Mill	Mexico	19.49	0.36	155	186
Camino Rojo	Mexico	17.38	0.13	51	315
San Nicolas (21.0%)	Mexico	2.28	0.97	49	49
TOTAL ZINC		39.14	0.30	255	550
MOLYBDENUM		Mt	% Mo	Mlbs	Mlbs
Relincho (50.0%)	Chile	305.41	0.013	88.20	-
TOTAL MOLYBDENUM		305.41	0.013	88.20	-

*Numbers may not add up due to rounding

**For additional information on the 2015 and 2014 mineral reserves and mineral resources ("MRMR") refer to the MRMR tables that can be found at www.goldcorp.com

Goldcorp December 31, 2015 Reserve and Resource Reporting Notes:

1	All Mineral Reserves or Ore Reserves have been estimated in accordance with the CIM Definition Standards or the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. Subject to note 4 below, all Mineral Reserves, Ore Reserves and Mineral Resources set out in the tables above or elsewhere in this release have been reviewed and approved by Gil Lawson, P.Eng., Vice President of Geology and Mine Planning, Goldcorp, who is a qualified person as defined under National Instrument 43-101.
2	All Mineral Resources are reported exclusive of Mineral Reserves.
3	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
4	Reserves and Resources are reported as of December 31, 2015, with the following conditions or exceptions:
(i) (ii) (iii)

Reserves and Resources for Pueblo Viejo are as per information provided by Barrick Gold Corporation.

Reserves and Resources for Relincho and San Nicolas are as per information provided by Teck Resources Limited.

Reserves and Resources for Alumbrera are as per information provided by Glencore plc.

5	Mineral Reserves are estimated using appropriate recovery rates and US$ commodity prices of $1,100 per ounce of gold, $16.50 per ounce of silver, $2.75 per pound of copper, $0.90 per pound of lead, and $0.95 per pound of zinc, unless otherwise noted below:
	(i)	Alumbrera	$1,095/oz gold, $2.54/lb copper
	(ii)	El Morro	$1,200/oz gold
	(iii)	Pueblo Viejo	$1,000/oz for the next five years, and a long-term gold price of $1,200 per ounce from 2021 onwards, $16.50/oz silver, $3.00/lb copper
	(iv)	Relincho	$13.70/lb molybdenum, $2.80/lb copper
6	Mineral Resources are estimated using US$ commodity prices of $1,300 per ounce of gold, $19 per ounce of silver, $3.25 per pound of copper, $1.00 per pound of lead, and $1.00 per pound of zinc, unless otherwise noted below;
	(i)	Alumbrera	$1,100/oz gold, $2.95/lb copper
	(ii)	El Morro	$1,200/oz gold, $2.75/lb copper
	(iii)	Pueblo Viejo	$1,300/oz gold, $17.50/oz silver, $3.25/lb copper
	(iv)	Relincho	$13.70/lb molybdenum, $2.80/lb copper
	(v)	San Nicolas	$1,275/oz gold, $22.50/oz silver, $2.75/lb copper, $1.00/lb zinc

Cautionary Note Regarding Reserves and Resources:

Scientific and technical information contained in this news release was reviewed and approved by Gil Lawson, P.Eng., Vice-President, Geology and Mine Planning for Goldcorp, and a "qualified person" as defined by Canadian Securities Administrators' National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101, or the AusIMM JORC equivalent. All Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Information of data verification performed on the mineral properties mentioned in this press release that are considered to be material mineral properties to the Company are contained in Goldcorp's most recent Annual Information Form and the current technical report for those properties, all available at www.sedar.com.

Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: This document has been prepared in accordance with the requirements of the Canadian securities laws which differ from the requirements of United States securities laws and uses terms that are not recognized by the United States Securities and Exchange Commission ("SEC"). The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with the CIM Definition Standards adopted by CIM Council on May 10, 2014 (the "CIM Definition Standards") which were incorporated by reference in NI 43-101. These definitions differ from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under United States securities laws. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. United States investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and their economic and legal feasibility. A significant amount of exploration must be completed in order to determine whether an Inferred Mineral Resource may be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. United States investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations if such disclosure includes the grade or quality and the quantity for each category of Mineral Resource and Mineral Reserve; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

This release should be read in conjunction with Goldcorp's 2015 Financial Statements and Management's Discussion and Analysis ("MD&A") report on the Company's website, www.goldcorp.com, in the "Investor Resources – Reports & Filings" section under "Annual Reports".

Conference Call and Webcast

Date:	Friday, February 26, 2016
Time:	10:00 a.m. (PST)
Webcast:	www.goldcorp.com
Dial-in:	1-800-355-4959 (toll-free) or 1-416-340-2216 (outside Canada and the US)
Replay:	1-800-408-3053 (toll-free) or 1-905-694-9451 (outside Canada and the US)
Passcode:	5644646

The conference call replay will be archived on the website until March 20, 2016.

1.	The Company has included non-GAAP performance measures on an attributable basis (Goldcorp share) throughout this document. Attributable performance measures include the Company's mining operations and projects and the Company's share from Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more accurate measurement of the Company's operating and economic performance and reflects the Company's view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. However these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The amounts disclosed also include the results of the Company's discontinued operation Wharf. Refer to note 10 of the 2015 Financial Statements a reconciliation of adjusted revenues to reported revenues.

2.	Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which comprises Goldcorp's share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company's ability to generate cash flows from its mining operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 50 of the 2015 Annual MD&A for a reconciliation of adjusted operating cash flows to reported net cash provided by operating activities.

3.	Free cash flows is a non-GAAP performance measure which the Company believes, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use to evaluate the Company's ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting from net cash provided by operating activities, Goldcorp's share of expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid, and adding Goldcorp's share of net free cash provided by operating activities at Alumbrera, Pueblo Viejo and Project Corridor. Refer to page 51 of the 2015 Annual MD&A for a reconciliation of free cash flows to reported net cash provided by operating activities.

4.	Comprises certain non-cash, non-operating items which are excluded from adjusted net (loss) earnings for the three months ended December 31, 2015. Refer to page 49 of the 2015 Annual MD&A for the reconciliation of adjusted net (loss) earnings for the three months ended December 31, 2015.

5.	All-in sustaining cost is a non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold. All-in sustaining costs include by-product cash costs, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion and amortization. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis. Refer to page 46 of the 2015 Annual MD&A for a reconciliation of all-in sustaining costs.

6.	The Company has included non-GAAP performance measures - total cash costs, by-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. In addition to conventional measures prepared in accordance with GAAP, the Company assesses this measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company's underlying cash costs of operations and the impact of by-product credits on the Company's cost structure and is a relevant metric used to understand the Company's operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company's management and other stakeholders to assess the net costs of gold production. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp's share of by-product silver, copper, lead and zinc sales revenues from Goldcorp's share of production costs.
Refer to page 44 of the 2015 Annual MD&A for a reconciliation of total cash costs to reported production

7.	At December 31, 2015, the Company had $3.5 billion of liquidity, consisting of $0.4 billion of attributable cash & cash equivalents, $0.1 billion of money market investments, and $3.0 billion undrawn on its $3.0 billion revolving credit facility. At December 31, 2014, the Company had $1.9 billion of liquidity consisting of $0.6 billion of attributable cash & cash equivalents, $0.1 billion of money market investments, and $1.2 billion undrawn on its $2.0 billion revolving credit facility

8.	Gold equivalent ounces are calculated using the following assumptions: $1,100 per ounce for gold; by-product metal prices of $16.50 per ounce silver; $2.75 per pound copper; $0.95 per pound zinc; and $0.90 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with the gold price.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas.  A portfolio of long-lived, high-quality assets positions Goldcorp to deliver long-term value.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined above) and Mineral Resources (as defined above), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold and other by-product metals, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold and other by-product metals price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables,  currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to international operations including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other by-product metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; risks related to the integration of acquisitions; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

SUMMARIZED RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED RESULTS (in millions of United States dollars, except per share amounts and where noted - unaudited)
		Three Months Ended
		December 31
Goldcorp's share (1)		2015	2014
Revenues		1,238	1,087
Gold produced (ounces)		909,400	890,900
Gold sold (ounces)		918,100	707,900
Silver produced (ounces)		10,095,700	10,426,300
Silver sold (ounces)		10,586,500	7,887,500
Copper produced (thousands of pounds)		21,400	27,200
Copper sold (thousands of pounds)		16,900	20,200
Lead produced (thousands of pounds)		40,500	27,200
Lead sold (thousands of pounds)		41,700	29,400
Zinc produced (thousands of pounds)		89,300	68,900
Zinc sold (thousands of pounds)		98,000	84,000
Average realized gold price (per ounce)		$1,098	$1,203
Average London spot gold price (per ounce)		$1,105	$1,201
Average realized silver price (per ounce)		$13.14	$14.31
Average London spot silver price (per ounce)		$14.76	$16.47
Average realized copper price (per pound)		$2.07	$2.82
Average London spot copper price (per pound)		$2.22	$3.00
Average realized lead price (per pound)		$0.79	$0.83
Average London spot lead price (per pound)		$0.76	$0.91
Average realized zinc price (per pound)		$0.71	$0.99
Average London spot zinc price (per pound)		$0.73	$1.01
Total cash costs – by-product (per gold ounce)		$687	$589
Total cash costs – co-product (per gold ounce)		$739	$669
All-in sustaining costs (per gold ounce)		$977	$1,035
All-in costs (per gold ounce)		$983	$1,544
Production Data:
Red Lake mines:	Tonnes of ore milled	200,700	186,900
	Average mill head grade (grams per tonne)	15.57	21.52
	Gold ounces produced	99,900	130,300
	Total cash costs – by-product (per ounce)	$610	$493
	All-in sustaining costs (per ounce)	$959	$809
Porcupine mines:	Tonnes of ore milled	1,117,700	1,094,100
	Average mill head grade (grams per tonne)	2.43	2.82
	Gold ounces produced	74,900	90,400
	Total cash costs – by-product (per ounce)	$769	$591
	All-in sustaining costs (per ounce)	$1,031	$857
Musselwhite mine:	Tonnes of ore milled	314,300	312,000
	Average mill head grade (grams per tonne)	7.95	7.46
	Gold ounces produced	81,200	73,100
	Total cash costs – by-product (per ounce)	527	619
	All-in sustaining costs (per ounce)	699	779
Éléonore mine:	Tonnes of ore milled	517,200	169,800
	Average mill head grade (grams per tonne)	7.57	4.20
	Gold ounces produced	105,100	18,300
	Total cash costs – by-product (per ounce)	$677	$—
	All-in sustaining costs (per ounce)	$761	$—
Peñasquito mines:	Tonnes of ore mined	9,849,700	10,016,400
	Tonnes of waste removed	38,590,400	32,778,100
	Tonnes of ore milled	9,854,000	10,195,800
	Average head grade (grams per tonne) – gold	0.79	0.65
	Average head grade (grams per tonne) – silver	26.88	21.61
	Average head grade (%) – lead	0.27	0.19
	Average head grade (%) – zinc	0.63	0.52
	Gold ounces produced	169,900	141,100
	Silver ounces produced	6,459,000	5,834,700
	Lead (thousands of pounds) produced	40,500	27,200
	Zinc (thousands of pounds) produced	89,300	68,900
	Total cash costs – by-product (per ounce)	$451	$728
	Total cash costs – co-product (per ounce of gold)	$612	$820
	All-in sustaining costs (per ounce)	$687	$1,472
Los Filos mines:	Tonnes of ore mined	5,481,800	7,184,100
	Tonnes of waste removed	8,368,000	9,685,000
	Tonnes of ore processed	5,467,700	7,227,200
	Average grade processed (grams per tonne)	0.78	0.53
	Gold ounces produced	74,400	65,900
	Total cash costs – by-product (per ounce)	$2,004	$1,194
	All-in sustaining costs (per ounce)	$2,131	$1,369
Marlin mine:	Tonnes of ore milled	309,800	490,800
	Average mill head grade (grams per tonne) – gold	4.12	3.41
	Average mill head grade (grams per tonne) – silver	198	151
	Gold ounces produced	40,900	52,300
	Silver ounces produced	1,883,800	2,216,700
	Total cash costs – by-product (per ounce)	$287	$273
	Total cash costs – co-product (per ounce)	$563	$569
	All-in sustaining costs (per ounce)	$787	$703
Cerro Negro mines:	Tonnes of ore milled	330,200	290,300
	Average mill head grade (grams per tonne) – gold	15.34	15.15
	Average mill head grade (grams per tonne) – silver	163.6	288.7
	Gold ounces produced	147,800	133,100
	Silver ounces produced	1,489,400	1,929,800
	Total cash costs – by-product (per ounce)	$577	—
	Total cash costs – co-product (per ounce)	$627	—
	All-in sustaining costs (per ounce)	$872	—
Alumbrera mine (37.5% share):	Tonnes of ore mined	3,116,700	2,600,000
	Tonnes of waste removed	3,563,400	3,370,900
	Tonnes of ore milled	3,165,300	3,526,200
	Average mill head grade (grams per tonne) – gold	0.35	0.47
	Average mill head grade (%) – copper	0.36	0.39
	Gold ounces produced	25,800	41,700
	Copper (thousands of pounds) produced	21,300	27,200
	Total cash costs – by-product (per gold ounce)	$1,028	$(282)
	Total cash costs – co-product (per gold ounce)	$813	$512
	All-in sustaining costs (per gold ounce)	$1,274	$89
Pueblo Viejo mine (40% share):	Tonnes of ore mined	2,851,000	955,600
	Tonnes of waste removed	1,324,100	2,568,800
	Tonnes of ore processed	546,300	725,200
	Average grade (grams per tonne) – gold	5.93	5.42
	Average grade (grams per tonne) – silver	27.1	35.0
	Gold ounces produced	89,500	117,900
	Silver ounces produced	263,500	445,100
	Total cash costs – by-product (per gold ounce)	$502	$477
	Total cash costs – co-product (per gold ounce)	$529	$509
	All-in sustaining costs (per gold ounce)	$608	$630

Financial Data (including discontinued operations):
Cash flows from operating activities		$401	$274
Adjusted operating cash flows (Goldcorp's share) (2)		$339	$337
Adjusted operating cash flows per share (2)		$0.41	$0.41
Free cash flows		$239	$(241)
Net loss attributable to shareholders of Goldcorp Inc.		$(4,271)	$(2,396)
Net loss per share – basic		$(5.14)	$(2.94)
Adjusted net (loss) earnings (3)		$(128)	$55
Adjusted net (loss) earnings per share – basic (3)		$(0.15)	$0.07
Weighted average shares outstanding (000's)		830,238	813,792

INTERIM AND ANNUAL CONSOLIDATED STATEMENTS OF LOSS (In millions of United States dollars, except for per share amounts – Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2015	2014	2015	2014
Revenues	$ 1,072	$ 835	$ 4,375	$ 3,436
Mine operating costs
Production costs	(662)	(582)	(2,580)	(2,079)
Depreciation and depletion	(421)	(215)	(1,493)	(753)
	(1,083)	(797)	(4,073)	(2,832)
(Loss) earnings from mine operations	(11)	38	302	604
Exploration and evaluation costs	(12)	(12)	(51)	(41)
Share of net (loss) earnings of associates and joint venture	(24)	25	(1)	156
Impairment of mining interests and goodwill	(4,906)	(2,980)	(4,906)	(2,999)
Corporate administration	(48)	(59)	(207)	247
Loss from operations, associates and joint venture	(5,001)	(2,988)	(4,863)	(2,527)
Gains (losses) on derivatives, net	1	(34)	(54)	(40)
Gain on dilution of ownership interest in associate	—	—	99	—
Gain on disposition of mining interests, net of transaction costs	—	—	315	18
Finance costs	(31)	(8)	(135)	(49)
Other (expenses) income	(80)	2	(50)	(10)
Loss from continuing operations before taxes	(5,111)	(3,028)	(4,688)	(2,608)
Income tax recovery	840	625	485	440
Net loss from continuing operations	(4,271)	(2,403)	(4,203)	(2,168)
Net earnings from discontinued operations	—	7	46	9
Net loss	$ (4,271)	$ (2,396)	$ (4,157)	$ (2,159)
Net loss from continuing operations attributable to:
Shareholders of Goldcorp Inc.	$ (4,271)	$ (2,403)	$ (4,204)	$ (2,170)
Non-controlling interest	—	—	1	2
	$ (4,271)	$ (2,403)	$ (4,203)	$ (2,168)
Net loss attributable to:
Shareholders of Goldcorp Inc.	$ (4,271)	$ (2,396)	$ (4,158)	$ (2,161)
Non-controlling interest	—	—	1	2
	$ (4,271)	$ (2,396)	$ (4,157)	$ (2,159)
Net loss per share from continuing operations
Basic	$ (5.14)	$ (2.95)	$ (5.08)	$ (2.67)
Diluted	(5.14)	(2.95)	(5.08)	(2.67)
Net loss per share
Basic	$ (5.14)	$ (2.94)	$ (5.03)	$ (2.66)
Diluted	(5.14)	(2.94)	(5.03)	(2.66)

INTERIM AND ANNUAL CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions of United States dollars – Unaudited)

	Three Months Ended December 31		Twelve Months Ended December 31
	2015	2014	2015	2014
Operating activities
Net loss from continuing operations	$ (4,271)	$ (2,403)	$ (4,203)	$ (2,168)
Adjustments for:
Dividends from associates	—	4	7	109
Reclamation expenditures	(8)	(12)	(57)	(33)
Items not affecting cash:
Write-down of inventories to net realizable value	101	31	144	72
Depreciation and depletion	421	215	1,493	753
Share of net loss (earnings) of associates and joint venture	24	(25)	1	(156)
Impairment of mining interests and goodwill	4,906	2,980	4,906	2,999
Share-based compensation	10	13	54	72
Unrealized (gains) loss on derivatives, net	(29)	26	(29)	28
Gain on dilution of ownership interest in an associate	—	—	(99)	—
Gain on disposition of mining interests, net of transaction costs	—	—	(315)	(18)
Revision of estimates and accretion of reclamation and closure cost obligations	(54)	61	(15)	95
Foreign exchange loss	126	(12)	130	8
Deferred income tax recovery	(914)	(629)	(791)	(575)
Other	26	10	25	2
Change in working capital	63	6	172	(206)
Net cash provided by operating activities of continuing operations	401	265	1,423	982
Net cash provided by operating activities of discontinued operations	—	9	7	32
Investing activities
Acquisition of mining interests, net of cash acquired	—	—	(43)	—
Expenditures on mining interests	(229)	(473)	(1,152)	(1,882)
Deposits on mining interest expenditures	(11)	(34)	(26)	(139)
Return of capital investment in associate	37	—	112	—
Proceeds from disposition of mining interests, net of transaction costs	—	—	788	193
Interest paid	(13)	(33)	(77)	(101)
Purchases of money market investments and available-for-sale securities, net	7	19	(26)	(17)
Other	—	—	(2)	—
Net cash used in investing activities of continuing operations	(209)	(521)	(426)	(1,946)
Net cash (used in) provided by investing activities of discontinued operations	—	(1)	97	203
Financing activities
Debt borrowings, net of transaction costs	205	235	205	1,223
Debt repayments	(209)	(50)	(223)	(994)
Credit facility (repayments) drawdown, net	—	290	(840)	840
Payment of finance lease obligations	(2)	—	(2)	—
Dividends paid to shareholders	(49)	(122)	(370)	(488)
Common shares issued	—	1	20	5
Other	—	—	21	—
Acquisition of non-controlling interest	(67)	—	(67)	—
Net cash (used in) provided by financing activities of continuing operations	(122)	354	(1,256)	586
Effect of exchange rate changes on cash and cash equivalents	(1)	—	(1)	—
Increase in cash and cash equivalents	69	106	(156)	(143)
Cash and cash equivalents, beginning of the period	257	376	482	625
Cash and cash equivalents, end of the period	$ 326	$ 482	$ 326	$ 482
CONSOLIDATED BALANCE SHEETS (In millions of United States dollars)

	At December 31 2015	At December 31 2014
Assets
Current assets
Cash and cash equivalents	$ 326	$ 482
Money market investments	57	53
Accounts receivable	346	394
Inventories	469	772
Income taxes receivable	67	207
Assets held for sale	—	81
Other	66	158
	1,331	2,147
Mining interests
Owned by subsidiaries	17,630	22,458
Investments in associates and joint venture	1,839	2,087
	19,469	24,545
Goodwill	—	479
Investments in securities	51	43
Deferred income taxes	50	26
Inventories	255	249
Other	272	377
Total assets	$ 21,428	$ 27,866
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 680	$ 1,039
Debt	212	150
Income taxes payable	104	45
Liabilities relating to assets held for sale	—	55
Other	53	167
	1,049	1,456
Deferred income taxes	3,749	4,959
Debt	2,476	3,442
Provisions	775	671
Finance lease obligations	267	21
Income taxes payable	161	80
Other	103	62
Total liabilities	8,580	10,691
Equity
Shareholders' equity
Common shares, stock options and restricted share units	17,604	17,261
Accumulated other comprehensive loss	(6)	(5)
Deficit	(4,750)	(296)
	12,848	16,960
Non-controlling interest	—	215
Total equity	12,848	17,175
Total liabilities and equity	$ 21,428	$ 27,866

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com, website: www.goldcorp.com

CO: Goldcorp Inc.

CNW 17:05e 25-FEB-16